January 26, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Business Union Financial LLC (the "Company")
        Registration Statement on Form 10
        Filed November 30, 2016
        File No. 000-55720
        Form RW
        Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company's Registration Statement (File No. 000-55720) on Form 10 confidentially submitted to the Securities and Exchange Commission (the "Commission") on November 30, 2016. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), the Company is withdrawing the Registration Statement, which has not been declared effective.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (517) 775-5813.

Sincerely,

Business Union Financial LLC

By:
/s/ Charles D. Carey
        Chief Executive Officer